EXHIBIT 17

Penn Engineering & Manufacturing Corp.
Old Easton Road
Danboro, Pennsylvania

Board of Directors:

We have audited the consolidated financial statements of Penn Engineering & Manufacturing Corp. and subsidiaries as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated January 29, 1997. Note 3 to such consolidated financial statements contains a description of your adoption during the year ended December 31, 1996 of a change in the method of accounting for certain LIFO inventories from the unit cost method to the components of cost method. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.


Your truly,

DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania

January 29, 1997


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